SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                (Amendment No. )*

                               EACCELERATION CORP.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    269386108
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]   Rule 13d-1(b)

     [ ]   Rule 13d-1(c)

     [X]   Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  269386108               13G                        Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Clint Ballard
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.   Sole Voting Power                  17,150,000
--------------------------------------------------------------------------------
6.   Shared Voting Power                0
--------------------------------------------------------------------------------
7.   Sole Dispositive Power             17,150,000
--------------------------------------------------------------------------------
8.   Shared Dispositive Power           0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                         17,150,000*
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares  [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

                         50.0%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                         IN


*    This  amount   does not include  17,150,000  shares  beneficially  owned by
     Clint Ballard's wife, Diana T. Ballard, as to which shares he disclaims beneficial ownership.

** Based upon information provided by the Issuer that there are currently 34,300,000 shares of common stock, par value $.0001 per share, of eAcceleration Corp. outstanding as of February 13, 2001.

CUSIP No. 269386108                 13G                        Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Diana T. Ballard
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [  ]
       (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.   Sole Voting Power                  17,150,000
--------------------------------------------------------------------------------
6.   Shared Voting Power                0
--------------------------------------------------------------------------------
7.   Sole Dispositive Power             17,150,000
--------------------------------------------------------------------------------
8.   Shared Dispositive Power           0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                         17,150,000*
--------------------------------------------------------------------------------
10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares  [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

                         50.0%*
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                         IN


*    This  amount   does not include  17,150,000  shares  beneficially  owned by
     Diana T. Ballard's husband, Clint Ballard, as to which shares she disclaims beneficial ownership.

** Based upon information provided by the Issuer that there are currently 34,300,000 shares of common stock, par value $.0001 per share, of eAcceleration Corp. outstanding as of February 13, 2001.

Item 1(a)   Name of Issuer:

                 eAcceleration Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

               1223 NW Finn Hill Road
               Poulsbo, Washington 98370

Item 2(a)   Name of Persons Filing:

               This statement is being filed by Clint Ballard and Diana T. Ballard (the "Reporting Persons"). The Reporting Persons are husband and wife.

Item 2(b)   Address of Principal Business Office or, if none, Residence:

                1223 NW Finn Hill Road
                Poulsbo, Washington 98370

Item 2(c)   Citizenship:

                U.S.A.

Item 2(d)   Title of Class of Securities:

                Common Stock, par value $.0001 per share ("Common Stock")

Item 2(e)   CUSIP Number  269386108

Item 3      Not applicable.

Item 4.   Ownership.

          1.    Clint Ballard

                (a)  Amount Beneficially Owned:    17,150,000 (1)

                (b)  Percent of Class:             50.0 %

                (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 17,150,000

                      (ii)  Shared power to vote or to direct vote:   0

                      (iii) Sole power to dispose or to direct the
                            disposition of:                           17,150,000

                      (iv)  Shared power to dispose or to direct the
                            disposition of:                           0

          2.      Diana T. Ballard

                  (a)  Amount Beneficially Owned:    17,150,000 (2)

                  (b)  Percent of Class:             50.0 %

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote:17,150,000

                       (ii)  Shared power to vote or to direct vote:  0

                       (iii) Sole power to dispose or to direct the
                             disposition of:                          17,150,000

                       (iv)  Shared power to dispose or to direct the
                             disposition of:                          0

-------------------

     (1) The shares reported as beneficially owned by Clint Ballard do not include 17,150,000 shares beneficially owned by Clint Ballard's wife, Diana
     T. Ballard, as to which shares he disclaims beneficial ownership.

     (2) The shares reported as beneficially owned by Diana T. Ballard do not include 17,150,000 shares beneficially owned by Diana T. Ballard's husband, Clint Ballard, as to which shares she disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

tem 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported On By the Parent Holding Company.

             Not applicable.

Item 8.   Identification and Classification of Members of the Group.

             Not applicable.

Item 9.   Notice of Dissolution of Group.

             Not applicable.

Item 10.  Certification.

             Not applicable.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 13, 2001
                                                --------------------------------
                                                            (Date)


                                                       /s/ Clint Ballard
                                                --------------------------------
                                                         (Signature)

                                                        Clint Ballard
                                                      President and CEO
                                                --------------------------------
                                                         (Name/Title)


                                                        /s/ Diana T. Ballard
                                                --------------------------------
                                                          (Signature)

                                                        Diana T. Ballard
                                                           Chairman
                                                --------------------------------
                                                         (Name/Title)


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).

                                  EXHIBIT INDEX

Exhibit 1: Joint Filing Agreement, dated as of February 13, 2000, by and between Clint Ballard and Diana T. Ballard.

                                                                   EXHIBIT 1



                             Joint Filing Agreement



     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agree that the Schedule 13G filed herewith and any amendments thereto relating to the shares of common stock, par value $.0001 per share, of eAcceleration Corp., a Delaware corporation, are filed jointly and on behalf of each such persons.


                                                /s/ Clint Ballard
February 13, 2001                               -------------------------------
                                                Clint Ballard


                                                /s/ Diana T. Ballard
February 13, 2001                               -------------------------------
                                                Diana T. Ballard